EXHIBIT 12.01

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Nine months ended September 30, 2011		Fiscal Years ended December 31,
			2010		2009		2008		2007		2006
Income from continuing operations before taxes on income (1)	$2,661		$3,845		$1,934		$2,882		$2,271		$1,939
Adjustments:
Equity in earnings of equity affiliates	(1,150)		(1,958)		(1,435)		(1,358)		(983)		(989)
Distributed income of equity affiliates	464		1712		755		546		490		363
Net income attributable to noncontrolling interests	(2)		(2)		6		(1)		3		11
Amortization of capitalized interest							1		3		4
Fixed charges net of capitalized interest	93		129		103		78		104		97

Earnings before taxes and fixed charges as adjusted	$2,066		$3,726		$1,363		$2,148		$1,888		$1,425

Fixed charges:
Interest incurred (2)	98		126		111		88		96		107
Portion of rent expense which represents an appropriate interest factor (3)	21		21		20		19		25		25
Amortization of debt costs	$2		$2		$1		$2		$2		$2

Total fixed charges	$121		$149		$132		$109		$123		$134

Ratio of earnings to fixed charges	17.1	x	25.0	x	10.3	x	19.7	x	15.3	x	10.6	x

(1)	Effective January 1, 2009, equity earnings are now included in income from continuing operations before taxes on income. Prior period amounts conform to the 2009 presentation.
(2)	Interest expense includes amortization expense for debt costs and capitalized interest.
(3)	One-third of net rent expense is the portion deemed representative of the interest factor.